UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Certifying Accountant

On September 26, 2025, the audit committee (the “Audit Committee”) of the board of directors of MaxsMaking Inc., a British Virgin Islands business company (the “Company”), dismissed Onestop Assurance PAC (“Onestop”) as its independent registered public accounting firm. Onestop’s report on the financial statements for the fiscal years ended October 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended October 31, 2024 and 2023 and through the subsequent period up to and including the date of Onestop’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Onestop on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Onestop, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended October 31, 2024 and 2023 or in the subsequent period up to and including the date of Onestop’s dismissal.

The Company has provided a copy of the foregoing disclosures to Onestop and requested that Onestop furnish it with a letter addressed to the SEC stating whether Onestop agrees with the above statements. A copy of Onestop’s letter, dated September 30, 2025, is filed as Exhibit 16.1 to this Form 6-K.

On September 26, 2025, the Audit Committee approved the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Enrome, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit
16.1	Letter of Onestop Assurance PAC, dated September 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MaxsMaking Inc.

By:	/s/ Xiaozhong Lin
Xiaozhong Lin Chief Executive Officer

Dated: September 30, 2025

3